MIND CTI Reports 42% Rise in Revenue

* Sequential revenue growth of 8%
* MIND expects Q1 2004 revenue of $3.8-$3.9 million
*Board declares cash dividend

Key Highlights
  Fourth quarter 2003 revenues were $3.64 million, a 42% increase over the fourth quarter of 2002.
  Sequential quarterly revenue growth of 8%.
  Net income for the fourth quarter was $1.08 million or $0.05 per diluted share.
  Net income for 2003 was $3.63 million or $0.17 per diluted share
  Operating income was $435 thousand, a 310% increase over the fourth quarter of 2002.
  7th consecutive quarter of revenue growth and improved profitability of operations.
  First quarter 2004 guidance: Expected revenue of $3.8 to $3.9 million and fully diluted EPS of $0.05.

Yoqneam, Israel, February 10, 2004- MIND C.T.I. LTD. (NASDAQ: MNDO), a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content, today announced results for the fourth quarter and year ended December 31, 2003.

Monica Eisinger, President and CEO, commented: "Our fourth quarter results reflect the continued acceptance of our solutions and our market leadership in real-time billing for convergent VoIP networks.

During the quarter, we continued to deploy expansions of license and services to key customers as well as new projects. Looking ahead, we expect to see new customer wins, especially in the VoIP area and continued growth in customer extensions as a result of our increased activity in Europe and Latin America. Our proven ability to deliver product-based solutions in short deployment time, positions us well to capitalize on the growth of IP services deployments. We are confident in our strategy and that we can leverage the current improvement in the market to achieve growth in the coming quarters."

As of December 31, 2003, we had 183 employees in our offices in the United States, Romania, China and Israel.

Financial Highlights of Q4 2003

  Revenues were $3.64 million, a 42% increase over the fourth quarter of 2002.
  Operating income was $435 thousand, an increase of 310% over the fourth quarter of 2002 and interest income was $738 thousand.
  Net income was $1.08 million or $0.05 per diluted share, compared with a net income of $932 thousand or $0.04 per share in the fourth quarter of 2002.
  Cash position decreased by $2.17 million to $44.9 million on December 31, 2003, after a dividend distribution of $2.93 million, offset by a cash increase of $760 thousand.
Year 2003 Financial Highlights
  Revenues were $12.94 million, a 29% increase over 2002.
  Operating income was $1.2 million, versus a loss of $1.6 million in 2002.
  Net income was $3.63 million or $0.17 per diluted share, compared with a net income of $334 thousand or $0.02 per diluted share in 2002.
  Cash flow from operations was $2.84 million.

Revenue Distribution for Q4 2003
The geographic revenue breakdown, as a percentage of total revenues, was as follows: sales in Europe represented 62%, Africa represented 20%, the Americas represented 11% and Israel represented 7%.

Revenue from our customer care and billing software totaled $2.95 million, while revenue from our enterprise call management software was $687 thousand. The revenue breakdown from our business lines of products was $2.45 million, or 67%, from licenses, $783 thousand, or 22%, from maintenance and $410 thousand, or 11%, from services.

Revenue Distribution for Full Year 2003
The geographic revenue breakdown, as a percentage of total revenues, was as follows: sales in Europe represented 47%, the Americas represented 18%, Africa represented 15%, APAC represented 12% and Israel represented 8%.

Revenue from our customer care and billing software totaled $10.39 million, while revenue from our enterprise call management software was $2.55 million. The revenue breakdown from our business lines of products was $8.11 million, or 63%, from licenses, $3.37 million, or 26%, from maintenance and $1.46 thousand, or 11%, from services.

Dividend Distribution
As previously announced, the Company adopted a dividend policy on July 15, 2003 according to which, subject to Board approval prior to each dividend declaration and subject to the Companies Law, the Company will declare a cash dividend once per calendar year in an amount equal to the Company's net profits for the preceding calendar year.

On February 10, 2004, the Board declared a cash dividend in the amount equal to our 2003 net income, which is approximately $3.63 million. After deduction of a 25% tax payable by the Company on the amount of the dividend (because the dividend is from income that was tax exempt), a cash dividend of $0.13 per share will be distributable to shareholders, subject to an Israeli withholding tax of 15%. Accordingly, each shareholder will receive $0.1105 per share after deduction of taxes required by the Israeli Tax Authority.

The record date for the dividend will be February 24, 2004, at 5:00 p.m. (New York time) and the payment date will be March 8, 2004. Conference Call Information
MIND will host a conference call on February 11, at 8:30 a.m., Eastern Standard Time, to discuss the Company's fourth quarter and 2003 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND is a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content. Our customers include worldwide leading carriers servicing millions of subscribers, using our end-to-end solutions for the deployment of new services. MIND operates from offices in the United States, Europe, China and Israeli headquarters.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

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CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31		September 30
	2003	2002	2003

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	4,391	11,312	6,085
Accounts receivable:
Trade	2,181	2,026	1,476
Other	864	658	848
Inventories	11	14	14

T o t a l current assets	7,447	14,010	8,423
LONG-TERM BANK DEPOSITS	40,482	31,631	40,958
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	1,182	1,363	1,230
OTHER ASSETS, net of accumulated amortization	868	963	886

T o t a l assets	49,979	47,967	51,497

Liabilities and shareholders' equity
CURRENT LIABILITIES -
accounts payable and accruals:
Trade	718	167	224
Other	2,723	3,198	2,252

T o t a l current liabilities	3,441	2,676	3,422
ACCRUED SEVERANCE PAY/font>	998	809	942

T o t a l liabilities	4,439	3,485	4,364

SHAREHOLDERS' EQUITY:
Share capital	52	52	52
Additional paid-in capital	58,515	61,090	61,187
Accumulated deficit	(13,027)	(16,660)	(14,106)

T o t a l shareholders' equity	45,540	44,482	47,133

To t a l liabilities and shareholders' equity	49,979	47,967	51,497

I

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Twelve months ended June 30		Three months ended June 30
	2003	2002	2003	2002
	(Unaudited)		(Unaudited)

	U.S. $ in thousands (except per share data)

REVENUES	$ 12,936	$ 10,008	$ 3,642	$ 2,561
COST OF REVENUES	3,208	2,479	902	606

GROSS PROFIT	9,728	7,529	2,740	1,955
RESEARCH AND DEVELOPMENT EXPENSES - net	3,319	3,723	889	820
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling	4,065	4,154	1,120	758
General and administrative	1,149	1,279	296	271

OPERATING INCOME (LOSS)	1,195	(1,627)	435	106
FINANCIAL AND OTHER INCOME - net	2,607	2,078	738	943

INCOME (LOSS) BEFORE TAXES ON INCOME	3,802	451	1,173	1,049
TAXES ON INCOME	169	117	94	117

NET INCOME	$ 3,633	$ 334	$ 1,079	$ 932

EARNING (LOSS) PER SHARE
Basic	$0.18	$0.02	$0.06	$0.05

Diluted	$0.17	$0.02	$0.05	$0.04

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER ORDINARY SHARE - IN THOUSANDS:
Basic	20,732	20,677	20,744	20,677

Diluted	21,143	20,761	21,170	20,761

II

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31		Three months ended December 31
	2003	2002	2003	2002

	U.S. $ in thousands (except per share data)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 3,633	$ 334	$ 1,079	$ 932
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	806	944	189	203
Deferred income taxes - net	(8)	16
Compensation expense resulting from options granted to employees		138		31
Accrued severance pay - net	189	37	56	46
Capital loss (gain) on sale of property and equipment - net	(35)	(14)	(24)	4
Interest accrued on long-term bank deposits	(2,159)	(1,631)	(657)	(807)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(155)	888	(705)	603
Other	(198)	281	(16)	96
Increase (decrease) in accounts payable and accruals:
Trade	551	(318)	494	(306)
Other	214	1,023	(475)	257
Decrease (increase) in Inventories	3	12	3	4

Net cash provided by operating activities	2,841	1,738	(56)	1,703

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(499)	(180)	(117)	(40)
Investment in short-term bank deposits	(77,000)	(30,000)	(37,000)
Withdrawal of long-term bank deposits	70,308		38,133

Severance pay funded Proceeds from sale of fixed assets	(105) 109	(37) 49	(32) 50	(33)

Net cash used in (provided by) investing activities	(7,187)	(30,168)	1,034	(73)

CASH FLOWS FROM FINANCING ACTIVITIES -
employee stock options exercised and paid	354	19	257	12
Reduction of premium share	(2,929)		(2,929)

Net cash provided by (used in) financing activities	(2,575)	19	(2,672)	12

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,921)	(28,411)	(1,694)	1,012
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,312	39,723	6,085	10,300

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 4,391	$ 11,312	$ 4,391	$ 11,312

III

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